UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                            The Penn Traffic Company
                            ------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    707832309
                                    ---------
                                 (CUSIP Number)

                          Bay Harbour Management, L.C.
                          885 Third Avenue, 34th Floor
                            New York, New York 10022
                                 (212) 371-2211
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 19, 2006
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 707832309

1        Names of Reporting Persons.      Bay Harbour Management, L.C.
         I.R.S. Identification Nos. of above persons (entities only)
         -----------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) |_|
         (b) |X|
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3        SEC Use Only

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4        Source of Funds (See Instructions)
         OO

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5        Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e) |_|

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6        Citizenship or Place of Organization
         Florida

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                               7      Sole Voting Power

     Number of                        ------------------------------------------
                               8      Shared Voting Power           826,857
     Shares Bene-
                                      ------------------------------------------
     ficially Owned            9      Sole Dispositive Power

                                      ------------------------------------------
                               10     Shared Dispositive Power      826,857

                                      ------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person    826,857

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12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) |_|

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13       Percent of Class Represented by Amount in Row (11)         9.986%

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14       Type of Reporting Person (See Instructions)                IA

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                                       2

ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 2 ("Amendment No. 2") to Schedule 13D amends and supplements the Statement on Schedule 13D originally filed on August 24, 2006 and amended by Amendment No. 1 filed on October 6, 2006, with respect to the Common Stock, par value $0.01 per share (the "Common Stock") of The Penn Traffic Company, a Delaware corporation (the "Issuer"). The address of the executive offices of the Issuer is 1200 State Fair Boulevard, Syracuse, New York, 13221-4737.

         Certain terms used but not defined in this Amendment No. 2 have the meanings assigned thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented by this Amendment No. 2 as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source of the $2,066,250 used to purchase the Common Stock on October 19, 2006 and the funds used by the Reporting Person to make all previous purchases of the Common Stock were the following investment accounts managed on a discretionary basis by the Reporting Person: Trophy Hunter Investments Ltd. and certain other managed accounts. (collectively, the "Funds").

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date of this Amendment No. 2, the Reporting Person beneficially owns 826,857 shares of Common Stock (the "Shares"). The Reporting Person shares voting and dispositive power over such holdings with the Funds. As of October 27, 2006, the Shares represented 9.986% of the approximate total 8,279,800 shares of Common Stock outstanding as previously reported by the Issuer. None of the individual Funds owns a number of shares of Common Stock equal to or greater than 5% of such total Common Stock outstanding.

         (b) The Reporting Person and the Funds share voting and dispositive power over the 826,857 shares of Common Stock held directly by the Funds.

         (c) On October 19, 2006, the Reporting Person, on behalf of the Funds, acquired 115,000 shares of Common Stock and 30,000 shares of Common Stock in two separate transactions in the OTC market for $14.25 per share, for a total acquisition of 145,000 shares of Common Stock. As previously reported in Amendment No. 1, on September 28, 2006, the Reporting Person acquired, on behalf of the Funds, 129,188 shares of Common Stock in the OTC market for $14.568 per share. On October 5, 2006, the Reporting Person acquired, on behalf of the Funds, 252,134 shares of Common Stock in the OTC market for $13 per share.

         (d) Other than the Funds that directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e) Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         By virtue of the relationships between the Reporting Person and the Funds, as described in Item 2, the Reporting Person and the Funds may be deemed to be a "group" under the Federal securities laws. Except as otherwise set forth in this Schedule 13D, the Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by any of the Funds and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that the Reporting Person is a beneficial owner of any such shares.

                                S I G N A T U R E

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: October 27, 2006                 Bay Harbour Management, L.C.


                                         /s/ Kurt Cellar
                                       -----------------------------
                                         Name:  Kurt Cellar
                                         Title:  Partner